SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐         No ☒

TABLE OF CONTENTS

1.	Press Release issued on July 25, 2003, announcing results for the second quarter of 2003.

2.	Press Release issued on July 9, 2003, announcing financing for Ps 960 million and US$70 million.

Second Quarter 2003

NYSE                    BMV

GRUPO IMSA ANNOUNCES SECOND QUARTER 2003 RESULTS

Monterrey, Mexico, July 25, 2003—Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the second quarter of 2003.(1)

SECOND QUARTER 2003 HIGHLIGHTS

•	Second quarter revenues in peso terms rose year-over-year by 1.9% and quarter-over-quarter by 10.1% to Ps 7,354. Year-to-date revenues increased 8.5% compared to the previous year.

•	IMSA ACERO’s second-quarter sales volume fell 5.7% year-over-year but grew 8.2% quarter-over-quarter.

•	In the second quarter ENERMEX’s sales volume increased by 1.9% over the second quarter of 2002 and by 15.6% vs. the first quarter of 2003.

•	Grupo Imsa’s operating margin for the quarter was 8.5%, compared to 10.3% for the second quarter of 2002 and 7.2% for the first quarter of 2003.

•	Operating expenses as a percent of sales were 11.0% in the second quarter of 2003, compared to 11.6% the previous year and 12.3% the previous quarter.

•	Second quarter EBITDA in pesos totaled Ps 955, 8.5% below that of the same period of 2002 but 17.3% above the first quarter of 2003. Year-to-date EBITDA increased 1.7% compared to 2002.

•	EBITDA for IMSA ACERO, ENERMEX and IMSATEC grew compared to the first quarter of 2003.

•	Second quarter net income of $452 was significantly above that of the same period of 2002 and of the first quarter of 2003. Year-to-date net income grew 10.8% compared to 2002.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 11.0 times for the twelve months ended June 2003.

•	During the quarter Grupo Imsa obtained financings for an amount equivalent to US$215 which was used to pay existing debt and thereby improve the life and average cost of Company debt.

•	IMSA ACERO inaugurated a new galvanized steel line in Guatemala, consolidating its leadership position in Central America.

(1)	Unless otherwise stated, all figures are presented in millions of June 30, 2003 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

    Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa, explained: “Although conditions in the industries and markets we serve were difficult during the second quarter, Grupo Imsa was able to post revenues similar to those of the same period of the previous year. However, the Company had to face a reduction in its operating margin during the quarter, reflecting low prices for its products and higher energy and raw materials costs. Nevertheless, thanks to Grupo Imsa’s business model, we were able to reduce operating costs and increase year-to-date net income compared to 2002, and we expect to improve results during the third quarter.” Mr. Clariond added, “Also, Grupo Imsa obtained financings for an amount equivalent to US$215 million dollars, which was used to improve the cost and profile of its debt.”

SALES

Net sales for the second quarter of 2003 (2Q03) were US$703, a decrease of 1.2% from the second quarter of 2002 (2Q02) but an increase of 13.1% over the first quarter of 2003 (1Q03). In peso terms, net sales for 2Q03 totaled Ps 7,354, an upswing of 1.9% over 2Q02 and of 10.1% vs. 1Q03. The year-over-year revenue growth was a consequence of increased average prices for IMSA ACERO, a rise in ENERMEX’s sales volume and a higher exchange rate of the Mexican peso vis-à-vis the U.S. dollar in 2Q03. The quarter-over-quarter increase largely reflects higher sales volumes, since the second quarter of the year is seasonally stronger than the first. It is important to note that in 2002 Holy Week, a nationwide Mexican holiday, fell in the first quarter of the year, while in 2003 it fell in the second quarter, resulting in reduced economic activity in Mexico for 2Q03.

For 2Q03, domestic sales amounted to Ps 3,459, an increase of 5.5% over 2Q02 and of 4.6% compared to 1Q03. Foreign sales for 2Q03 totaled Ps 3,895, a decrease of 1.1% from 2Q02 but an increase of 15.5% over 1Q03. Foreign sales for the quarter represented 53.0% of total net sales.

The following is a breakdown by business segment for the quarter:

IMSA ACERO	ENERMEX	IMSATEC	IMSALUM

47%	16%	27%	10%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	2Q03	1Q03	2Q02	Ac.03	Ac.02
IMSA ACERO	Ps 3,500	Ps 3,254	Ps 3,360	Ps 6,754	Ps 5,938
ENERMEX	1,171	1,035	1,091	2,206	1,979
IMSATEC	1,968	1,705	2,024	3,673	3,623
IMSALUM	715	686	743	1,401	1,396
Total net sales(1)	Ps 7,354	Ps 6,681	Ps 7,218	Ps 14,035	Ps 12,936
TOTAL US$ avg.	703	622	712	1,325	1,278

OPERATING INCOME

Operating income in nominal dollar terms for 2Q03 totaled US$59, a decline of 21.6% from 2Q02 but an increase of 31.3% over 1Q03. Operating income for 2Q03 in peso terms was Ps 623, a decrease of 16.3% from 2Q02 but a growth of 28.7% over 1Q03. Grupo Imsa’s operating margin for the quarter was 8.5%, compared to 10.3% for 2Q02 and 7.2% for 1Q03.

EBITDA

EBITDA for 2Q03 totaled US$90, representing a decrease of 14.0% year-over-year but a rise of 19.4 % quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 955, 8.5% below 2Q02 but 17.3% above 1Q03.

EBITDA contribution per business segment in 2Q03 was as follows:

IMSA ACERO	ENERMEX	IMSATEC	IMSALUM

54%	28%	13%	5%

EBITDA	2Q03	1Q03	2Q02	Ac.03	Ac.02
IMSA ACERO	Ps 532	Ps 513	Ps 642	Ps 1,045	Ps 1,077
ENERMEX	277	254	184	531	352
IMSATEC	132	30	191	161	275
IMSALUM	52	53	67	105	108
Corporate	(38)	(36)	(40)	(73)	(72)
TOTAL	Ps 955	Ps 814	Ps 1,044	Ps 1,769	Ps 1,740
TOTAL US$ avg.	90	76	105	166	173
EBITDA margin	13.0%	12.2%	14.5%	12.6%	13.5%

(1)	The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST (INCOME)

Integral financing income for 2Q03 was Ps 162, compared to costs of Ps 897 in 2Q02 and Ps 308 in 1Q03. The main reason for the integral financing income, compared to costs in 2Q02 and 1Q03, was the foreign exchange gain resulting from the 2.7% appreciation of the Mexican peso vis-à-vis the U.S. dollar in 2Q03, while the peso depreciated 10.7% in 2Q02 and 3.9% in 1Q03.

Despite the higher exchange rate of the peso vis-à-vis the dollar, interest expense decreased year-over-year, reflecting the decline in Libor interest rate and the Company having contracted debt with lower spreads over Libor.

Integral Financing Cost (Income)	2Q03	1Q03	2Q02	Ac.03	Ac.02
Interest expense	Ps 111	Ps 92	Ps 117	Ps 203	Ps 220
Interest income	(5)	(8)	(7)	(13)	(32)
Foreign exchange loss (gain)	(252)	331	838	79	769
Gain from monetary position	(16)	(107)	(51)	(123)	(228)
Integral financing cost (income)	Ps (162)	Ps 308	Ps 897	Ps 146	Ps 729

MAJORITY NET INCOME

For 2Q03, the Majority Net Income was Ps 452, compared to incomes of Ps 6 for 2Q02 and Ps 11 for 1Q03. The increase in Net Income over 2Q02 and 1Q03 mainly reflects the foreign exchange gain resulting from the appreciation of the Mexican peso versus the U.S. dollar in 2Q03. Additionally, the increase in operating income contributed to the quarter-over-quarter growth in Net Income.

Majority Net Income	2Q03		1Q03		2Q02		Ac.03		Ac.02
Majority net income		Ps 452		Ps 11		Ps 6		Ps 463		Ps 418
Majority net income per equity unit		Ps 0.80		Ps 0.02		Ps 0.01		Ps 0.82		Ps 0.74
Majority net income per ADS	US$	0.68	US$	0.01	US$	0.04	US$	0.69	US$	0.70

As of June 30, 2003, Grupo Imsa had 2,815.0 million shares outstanding, equivalent to 563,005,558 equity units and 62,556,173 ADSs.

FINANCIAL POSITION

Net debt, as of June 30, 2003, was US$911, compared to US$885 as of March 31, 2003. Total debt as of June 30, 2003 was US$968, US$6 above total debt as of March 31, 2003.

Net interest coverage defined as EBITDA divided by net interest expense was 11.0 times for the twelve months ended June 2003, while interest coverage defined as EBITDA divided by gross interest expense reached 9.6 times for the same period.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Sales

2Q03 sales volume was 535 thousand tonnes, a decrease of 5.7% from 2Q02 but an increase of 8.2% compared to 1Q03. Domestic shipments for the quarter totaled 379 thousand tonnes, 4.5% below 2Q02 but 5.6% above 1Q03. Foreign volume amounted to 156 thousand tonnes for 2Q03, a decline of 8.4% from 2Q02 but an increase of 15.0% versus 1Q03. The year-over-year decline in both domestic and foreign sales reflects the reduction of economic activity in the United States and Mexico. Additionally, the Holy Week holiday fell in the second quarter of 2003, unlike 2002 when it fell in the first quarter, thus affecting economic activity in Mexico in 2Q03. Domestic volume increased quarter-over-quarter because the second quarter is seasonally stronger than the first in the industrial sector, particularly that supplying the domestic appliance and air conditioning markets. Moreover, the company continued to gain market share in the automotive and maquila (in-bond manufacturing) sectors, and the start up of new facilities for producing domestic appliances in Mexico is increasing the demand for steel. Foreign sales volume grew compared to 1Q03 because the U.S. construction industry is seasonally more active in the second quarter than in the first.

Net sales for 2Q03 reached Ps 3,500, an increase of 4.2% over 2Q02 and of 7.6% compared to 1Q03. The year-over-year growth reflects a rise in prices and the higher exchange rate of the peso in 2Q03, while the quarter-over-quarter increase was largely a result of a growth in sales volume. Foreign sales represented 34.3% of total revenues in 2Q03.

Operating Income and EBITDA

Operating income was Ps 314, a decrease of 29.3% from 2Q02 but an increase of 7.2% versus 1Q03. 2Q03 operating margin was 9.0%, compared to margins of 13.2% for 2Q02 and 9.0% for 1Q03. EBITDA for 2Q03 was Ps 532, a decline of 17.1% with respect to 2Q02 but a growth of 3.7% versus 1Q03. In dollar terms, EBITDA fell 21.3% year-over-year but increased 6.2% quarter-over-quarter to US$51.

The year-over-year reduction in operating margin largely reflects greater costs for IMSA ACERO’s main raw materials and a decline in sales volume. The quarter-over-quarter growth in margin was due to an increase in sales volume and the seasonality of Steelscape’s results. IMSA ACERO’s results should improve in the next quarter versus 2Q03 because raw material costs are expected to decline and the third quarter is seasonally stronger than the second.

ENERMEX

Sales

ENERMEX’S 2Q03 sales volume reached 5.9 million batteries, an increase of 1.9% over 2Q02 and of 15.6% compared to 1Q03. The growth compared to 2Q02 and 1Q03 was largely a result of higher sales volumes in the United States and South America, partly because the second quarter is seasonally stronger than the first in these markets. Year-over-year, foreign shipments increased 3.3% in 2Q03, while domestic shipments declined 2.5%.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

ENERMEX posted revenues of Ps 1,171 for 2Q03, an increase of 7.3% over 2Q02 and of 13.1% versus 1Q03. The year-over-year growth in revenues reflects a rise in sales volume and the higher average exchange rate of the peso versus the dollar, while the quarter-over-quarter growth is due to a seasonal increase in sales volume in foreign markets. 2Q03 foreign sales represented 62.9% of total revenues.

Operating Income and EBITDA

Operating income for 2Q03 was Ps 233, an increase of 55.3% over 2Q02 and of 9.9% versus 1Q03. The operating margin for the quarter was 19.9%, compared to 13.7% for 2Q02 and 20.5% for 1Q03. EBITDA for the quarter totaled Ps 277, a growth of 50.5% over 2Q02 and of 9.1% versus 1Q03. In dollar terms, EBITDA rose 38.9% year-over-year and 11.6% quarter-over-quarter, to US$26.

The reasons for the year-over-year upswing in operating margin were a 5.1 percentage point rise in gross margin and a 0.9 percentage point decline in operating expenses as a percent of sales. To achieve this improvement, ENERMEX redistributed its production from five to four plants during the fourth quarter of 2002, restructured its commercial and logistics areas to supply distributors and thereby operate through a less costly distribution network, modernized its facilities installing more efficient equipment, and continued working with tools such as 6-Sigma, Stake in the Ground and the Innovation Program to increase productivity and reduce expenses. The quarter-over-quarter enhancement of operating income reflects an increase in sales volume due to the second quarter being seasonally stronger than the first in South America and the United States, which combined with additional volume that resulted from the replenishment of very low battery inventories in North America.

IMSATEC

Sales

IMSATEC’s 2Q03 revenues totaled Ps 1,968, representing a decline of 2.8% from 2Q02 but an increase of 15.4% versus 1Q03. The year-over-year decrease in revenues was a result of a contraction in non-residential construction in North America. The quarter-over-quarter growth reflects the second quarter being seasonally more active than the first, particularly in the construction industry. This increased sales for most IMSATEC companies, especially those serving the U.S. market. Foreign sales amounted to 80.2% of total sales for 2Q03.

Operating Income and EBITDA

Operating income totaled Ps 81 in 2Q03, a decrease of 43.4% from 2Q02 but a significant increase over 1Q03. Operating margin for the quarter was 4.1%, compared to 7.1% for 2Q02 and (1.2)% in 1Q03. EBITDA for the quarter was Ps 132, a decrease of 30.9% from 2Q02 but a growth of 340.0% with respect to 1Q03. In dollar terms, EBITDA fell year-over-year by 34.6% but increased quarter-over-quarter by 356.0% to US$12.

IMSATEC’s operating income fell year-over-year mainly as a consequence of greater costs for its main raw materials combined with a contraction in the industries it serves, making it difficult to transfer the increased costs to the market. More specifically, a year-to-date 12% decrease in non-residential construction in the United States adversely affected VP Buildings’ margin because the business did not have the flexibility to increase its prices to reflect the higher cost of steel, its main raw material. The third quarter is seasonally stronger, so results are expected to improve in the coming months.

IMSALUM

Sales

IMSALUM’s revenues totaled Ps 715 for 2Q03, a 3.8 % decline compared to 2Q02 but a 4.2% growth over 1Q03. The year-over-year decrease in sales was due to reduced ladder sales, reflecting the economic weakness in the United States. The quarter-over-quarter growth mainly reflects the second quarter being seasonally stronger than the first for the ladder business. Foreign sales represented 52.7% of total sales for 2Q03.

Operating Income and EBITDA

Operating income for 2Q03 was Ps 40, a decline of 24.5% from 2Q02 and of 4.8% versus 1Q03. Operating margin for the quarter was 5.6%, compared to operating margins of 7.1% for 2Q02 and 6.1% for 1Q03. IMSALUM’s 2Q03 EBITDA was Ps 52, a decline of 22.4% from 2Q02 and of 1.9% compared to 1Q03. In dollar terms, EBITDA fell 28.2% year-over-year and 1.0% quarter-over-quarter to US$5.

The year-over-year decrease in IMSALUM’s operating income was due to a reduction in ladder demand, higher aluminum costs and increased competition in its main markets. The quarter-over-quarter decrease mainly reflects the effects of the Holy Week holiday falling in the second quarter in 2003, resulting in a decline in profiles volume in Mexico which affected profitability.

Corporate Developments

Peso Bond

In May, Grupo Imsa successfully placed an issue of certificados bursatiles (peso bond) for Ps 547. The peso bond bears a fixed interest rate of 9.3% and is payable in one installment when it matures in six years. Standard & Poor’s and Fitch Mexico gave this bond issue an AA credit rating.

Since Grupo Imsa’s revenues are closely tied to the US dollar, the Company used a swap to convert the 547-peso issue to US$52.6 bearing interest at a rate of 106 basis points over six-month LIBOR.

Syndicated Loan

During 2Q03 Grupo Imsa obtained a multi-currency syndicated loan of Ps 960 and US$70. The credit is payable over five years with an 18-month grace period. The part denominated in pesos is payable at an interest rate of TIIE plus 85 basis points, while the dollar-denominated portion bears interest at a rate of 105 basis points over six-month LIBOR for the first three years, with rate increases in the fourth and fifth years.

Since Grupo Imsa’s revenues are closely tied to the U.S. dollar, the Company used a swap to convert the Ps 960 of the loan to US$92.7 bearing interest at a rate of 110 basis points over six-month LIBOR.

Mr. Marcelo Canales, Grupo Imsa’s Chief Financial Officer, explained, “We used the resources from these transactions to prepay more expensive long-term debt and to pay off short-term debt, thus improving the average life and cost of Grupo Imsa’s debt.”

Inauguration of a New Galvanizing Plant in Guatemala

In June 2003, Industria Galvanizadora, S.A. (Ingasa) inaugurated its second steel galvanizing line in Guatemala, thereby increasing annual production capacity to 120,000 tonnes. Mr. Santiago Clariond, IMSA ACERO’s CEO, explained: “This investment gives Ingasa a wider range of products and profiles, better coverage of the Central American region and the capacity to increase its exports to the United States, the Caribbean and South America, thus consolidating Ingasa’s leadership position in the Central American market.” Ingasa has three service and nine distribution centers in Guatemala, Nicaragua, Costa Rica, El Salvador and Honduras.

*  *  *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2002 the Company’s sales reached US$2.6 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of June 30, 2003)

ASSETS	June 2003	December 2002
Current:
Cash and cash equivalents	601	597
Accounts receivable-trade, net	4,194	3,980
Inventories	5,686	5,600
Other current assets	809	783

	11,290	10,960
Investment in associated companies	131	104
Property, plant and equipment, net	19,330	18,735
Other assets, net	878	1,103
Excess of cost over fair value of net assets acquired of subsidiaries	974	1,010

TOTAL ASSETS	32,603	31,912

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	1,456	1,664
Bank loans	902	246
Accounts payable-trade	3,076	2,984
Advances from clients	71	178
Other accounts payable and accrued liabilities	1,628	1,543

	7,133	6,615

Long-term debt	7,787	7,373
Deferred taxes	3,077	3,041
Other long-term liabilities	291	282

	11,155	10,696

TOTAL LIABILITIES	18,288	17,311

Excess of fair value of net assets acquired over cost of subsidiaries	114	138
Stockholder’s equity:
Common stock	4,855	4,855
Additional paid-in capital	2,846	2,846
Reserve for repurchase of own shares	143	143
Retained earnings	15,524	15,401
Insufficiency in capital restatement	(6,748)	(6,336)
Initial effect of deferred taxes	(3,550)	(3,550)

Majority interest	13,070	13,359
Minority interest	1,131	1,104

TOTAL STOCKHOLDERS’ EQUITY	14,201	14,463

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	32,603	31,912

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of June 30, 2003)

						% Change
	2Q03	1Q03	2Q02	Ac. 03	Ac. 02	2Q03/2Q02	2Q03/1Q03	Ac.03/Ac.02
NET SALES	7,354	6,681	7,218	14,035	12,936	1.9%	10.1%	8.5%
Domestic Sales	3,459	3,308	3,278	6,768	6,196	5.5%	4.6%	9.2%
Foreign Sales	3,895	3,373	3,940	7,267	6,740	-1.1%	15.5%	7.8%
COST OF SALES	5,922	5,375	5,640	11,296	10,176	5.0%	10.2%	11.0%
OPERATING EXPENSES	809	822	834	1,632	1,617	-3.0%	-1.6%	0.9%

OPERATING INCOME	623	484	744	1,107	1,143	-16.3%	28.7%	-3.1%

Financial expenses	111	92	117	203	220	-5.1%	20.7%	-7.7%
Interest income	-5	-8	-7	-13	-32	-28.6%	-37.5%	-59.4%
Foreign exchange loss (gain)	-252	331	838	79	769			-89.7%
Gain from monetary position	-16	-107	-51	-123	-228	-68.6%	-85.0%	-46.1%

INTEGRAL FIN. COST, NET	-162	308	897	146	729			-80.0%
Other income, net	4	60	-49	64	-96		-93.3%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	781	116	-104	897	510		573.3%	75.9%

PROVISIONS FOR:
Income taxes	234	35	-132	269	20		568.6%	1245.0%
Employees’ profit sharing	26	20	24	46	46	8.3%	30.0%	0.0%

CONSOLIDATED NET INCOME	521	61	4	582	444	12925.0%	754.1%	31.1%

Net income of minority interest	69	50	-2	119	26		38.0%	357.7%

Net income of majority interest	452	11	6	463	418	7433.3%	4009.1%	10.8%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of June 30, 2003)

	June 2003	December 2002
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	581	1,541
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	662	1,221
Amortization of excess of fair value of net assets acquired over cost of subsidiaries	4	(377)
Other	(9)	(15)

	1,238	2,370

CHANGES IN CURRENT ASSETS AND LIABILITIES
NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(214)	(246)
Inventories	(282)	(353)
Other current assets	(25)	182
Accounts payable-trade	92	(263)
Advances from clients	(108)	(114)
Other accounts payable and accrued liabilities	86	287

	(451)	(507)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	787	1,863

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	449	(32)
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	114	495
Dividends paid	(339)	(202)
Others	8	(74)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	232	187

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,003)	(1,855)
Acquisition of companies and minority interest	—	(106)
Other assets	(12)	(28)

RESOURCES USED IN INVESTING ACTIVITIES	(1,015)	(1,989)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4	61
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	597	536

CASH AND CASH EQUIVALENTS AT END OF PERIOD	601	597

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of June 30, 2003)

	2Q03	1Q03	2Q02	Ac. 03	Ac. 02	2Q03/2Q02	2Q03/1Q03	Ac.03/Ac.02
IMSA ACERO
DOMESTIC SALES	2,298	2,158	2,122	4,456	3,882	8.3%	6.5%	14.8%
FOREIGN SALES	1,202	1,096	1,238	2,298	2,056	-2.9%	9.7%	11.8%
% Export/Sales	34.3%	33.7%	36.8%	34.0%	34.6%
NET SALES	3,500	3,254	3,360	6,754	5,938	4.2%	7.6%	13.7%
COST OF SALES	2,940	2,699	2,656	5,639	4,762	10.7%	8.9%	18.4%
OPERATING EXPENSES	246	262	260	509	490	-5.4%	-6.1%	3.9%
OPERATING INCOME	314	293	444	606	686	-29.3%	7.2%	-11.7%
OPERATING MARGIN	9.0%	9.0%	13.2%	9.0%	11.6%
EBITDA	532	513	642	1,045	1,077	-17.1%	3.7%	-3.0%
EBITDA MARGIN	15.2%	15.8%	19.1%	15.5%	18.1%

ENERMEX
DOMESTIC SALES	434	440	421	873	891	3.1%	-1.4%	-2.0%
FOREIGN SALES	737	595	670	1,333	1,088	10.0%	23.9%	22.5%
% Export/Sales	62.9%	57.5%	61.4%	60.4%	55.0%
NET SALES	1,171	1,035	1,091	2,206	1,979	7.3%	13.1%	11.5%
COST OF SALES	803	694	803	1,496	1,403	0.0%	15.7%	6.6%
OPERATING EXPENSES	135	129	138	265	295	-2.2%	4.7%	-10.2%
OPERATING INCOME	233	212	150	445	281	55.3%	9.9%	58.4%
OPERATING MARGIN	19.9%	20.5%	13.7%	20.2%	14.2%
EBITDA	277	254	184	531	352	50.5%	9.1%	50.9%
EBITDA MARGIN	23.7%	24.5%	16.9%	24.1%	17.8%

IMSATEC
DOMESTIC SALES	390	359	418	749	769	-6.7%	8.6%	-2.6%
FOREIGN SALES	1,578	1,346	1,606	2,924	2,854	-1.7%	17.2%	2.5%
% Export/Sales	80.2%	78.9%	79.3%	79.6%	78.8%
NET SALES	1,968	1,705	2,024	3,673	3,623	-2.8%	15.4%	1.4%
COST OF SALES	1,609	1,442	1,601	3,051	2,905	0.5%	11.6%	5.0%
OPERATING EXPENSES	278	284	280	562	536	-0.7%	-2.1%	4.9%
OPERATING INCOME	81	-21	143	60	182	-43.4%		-67.0%
OPERATING MARGIN	4.1%	-1.2%	7.1%	1.6%	5.0%
EBITDA	132	30	191	161	275	-30.9%	340.0%	-41.5%
EBITDA MARGIN	6.7%	1.8%	9.4%	4.4%	7.6%

IMSALUM
DOMESTIC SALES	338	350	317	688	654	6.6%	-3.4%	5.2%
FOREIGN SALES	377	336	426	713	742	-11.5%	12.2%	-3.9%
% Export/Sales	52.7%	49.0%	57.3%	50.9%	53.2%
NET SALES	715	686	743	1,401	1,396	-3.8%	4.2%	0.4%
COST OF SALES	572	538	581	1,110	1,105	-1.5%	6.3%	0.5%
OPERATING EXPENSES	103	106	109	209	211	-5.5%	-2.8%	-0.9%
OPERATING INCOME	40	42	53	82	80	-24.5%	-4.8%	2.5%
OPERATING MARGIN	5.6%	6.1%	7.1%	5.9%	5.7%
EBITDA	52	53	67	105	108	-22.4%	-1.9%	-2.8%
EBITDA MARGIN	7.3%	7.7%	9.0%	7.5%	7.7%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	2Q03	1Q03	2Q02	Ac. 03	Ac. 02
STEEL PROCESSING
IMSA ACERO (Tonnes)
Domestic Sales Volume	378,880	358,690	396,614	737,570	728,136
Export and Foreign Subsidiaries	155,687	135,388	169,930	291,075	297,173
Sales Volume

TOTAL IMSA ACERO	534,567	494,078	566,544	1,028,645	1,025,309

	2Q03	1Q03	2Q02	Ac. 03	Ac. 02
AUTOMOTIVE BATTERIES(1)
ENERMEX (000 Units)
Mexico
Domestic Market	1,377	1,429	1,412	2,806	2,829
Exports	3,212	2,420	2,927	5,632	4,218
Total (2)	4,589	3,849	4,339	8,438	7,047

Foreign Subsidiaries (3)	1,354	1,293	1,492	2,647	3,152

TOTAL ENERMEX	5,943	5,142	5,831	11,085	10,199

	2Q03	1Q03	2Q02	Ac. 03	Ac. 02
IMSALUM
Aluminum (Tonnes)

TOTAL ALUMINUM	11,733	11,581	12,230	23,314	23,456

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.
(2)	100% of this volume is consolidated in Enermex financial statements.
(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$Millions(1)

	2Q03	1Q03	2Q02	Ac.03	Ac.02
Net Sales
IMSA ACERO	334	303	334	639	588
ENERMEX	112	96	112	208	200
IMSATEC	189	161	193	350	352
IMSALUM	68	64	73	132	137
Grupo IMSA(2)	703	622	712	1,325	1,278

Operating Income
IMSA ACERO	30	27	45	57	68
ENERMEX	22	20	15	42	28
IMSATEC	8	-2	14	6	18
IMSALUM	4	4	5	8	8
Grupo IMSA(2)	59	45	75	104	114

EBITDA
IMSA ACERO	51	48	64	98	107
ENERMEX	26	24	19	50	35
IMSATEC	12	3	19	15	27
IMSALUM	5	5	7	10	11
Grupo IMSA(2)	90	76	105	166	173

Majority Net Income
Grupo IMSA	43	1	3	43	43

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of June 30, 2003 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of June 2002—June 2003 was 1.0585; for the three-month period of March 2003 – June 2003, it was 0.9919.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

Second quarter 2003 (2Q03) deflation was 0.1%, resulting in an inflation rate of 4.3% for the last twelve months. The Mexican peso appreciated 2.7% against the U.S. dollar during 2Q03, but has depreciated 4.8% over the last twelve months. The exchange rate used as of June 30, 2003 was 10.4808 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Acts of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: Interest expense less interest income, divided by EBITDA

Interest Coverage: Interest expense divided by EBITDA

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Press Release

NYSE                    BMV

GRUPO IMSA OBTAINS FINANCING FOR Ps 960 MILLION AND US$ 70 MILLION

Monterrey, N.L., Mexico – July 9, 2003 – Grupo Imsa, S.A. de C.V. (BMV: IMSA) (NYSE: IMY) announced today that it has successfully obtained a multi-currency syndicated loan of 960 million Mexican pesos and 70 million U.S. dollars. The credit is payable over five years with an 18-month grace period. The part denominated in pesos is payable at an interest rate of TIIE plus 85 basis points, while the dollar-denominated portion bears interest at a rate of 105 basis points over six-month LIBOR for the first three years, with rate increases in the fourth and fifth years.

Since Grupo Imsa’s revenues are closely tied to the U.S. dollar, the Company used a swap to convert the 960 million pesos of the loan to 92.7 million dollars bearing interest at a rate of 110 basis points over six-month LIBOR. The resources obtained from the transaction will mainly be used to pay debt. The loan was structured by BankBoston and ING Capital.

Marcelo Canales, Grupo Imsa’s Chief Financial Officer explained, “This is the first peso-denominated syndicated loan in Grupo Imsa’s history and represents a significant advance in our strategy to diversify our financing sources.” Mr. Canales added, “We will use the resources from the transaction to prepay more expensive long-term debt and to pay off short-term debt, thus improving both the average life and cost of our debt.”

Grupo IMSA, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies. It operates in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo IMSA currently exports to all five continents. In 2002 Grupo IMSA’s sales reached US$2.6 billion, of which close to 55% was generated outside Mexico. Grupo IMSA shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, 52 (81) 8153-8349

Adrián Fernández, Corporate Finance Manager, 52 (81) 8153-8433

José Luis Fornelli, Investor Relations, 52 (81) 8153-8416

jfornell@grupoimsa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Date: July 28, 2003	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer